BAA plc

Corporate Office
13 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

28 February 2006



06011677

SUPPL

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

PROCESSED
MAR 1 5 2006
THOMSON
FINANCIAL

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton
Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 28 February 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
BAA PLC – Rule 2.10 Announcement 28 February 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____

Signed

_____

Name

_____

Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 574,498 ordinary shares under the BAA 1996 Share Option Scheme and 5,180 ordinary shares under the BAA 1996 Sharesave Scheme, its issued share capital as at the 27 February 2006 comprises 1,079,381,337 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 27 February 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831

BAA plc

Corporate Office
130 Wilton Road·
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

02 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc
(file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not
be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the
US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

**Sue Welch
Assistant Company Secretary**

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Registered in England 1970855 Registered Office 130 Wilton Road London SW1V 1LQ

To: Sue Welch
        Assistant Company Secretary
        BAA plc
        130 Wilton Road
        London
        SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
        Office of International Corporate Finance
        100 F Street, NE
        Washington DC 20549
        USA
        Mailstop:3628

Re: SEC notification 2 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
BAA PLC - Rule 2.10 Announcement 2 March 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____
Signed

_____
Name

_____
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 32,511 ordinary shares under the BAA 1996 Share Option Scheme and 38,349 ordinary shares under the BAA 1996 Sharesave Scheme, its issued share capital as at the 2 March 2006 comprises 1,079,658,836 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 2 March 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831